SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter Interim Report as of June 30, 2006

Strong second quarter:
Continuing success for Bayer both strategically and operationally

Bayer Group Key Data

	2nd Quarter	2nd Quarter		1st Half	1st Half		Full Year
€ million	2005	2006	Change	2005	2006	Change	2005

Net sales	6,686	7,072	+ 5.8%	13,072	14,188	+ 8.5%	25,950

Change in sales
Volume	0%	+ 4%		+ 1%	+ 4%		0%
Price	+ 11%	0%		+ 9%	+ 1%		+ 8%
Currency	- 1%	0%		- 1%	+ 3%		+ 1%
Portfolio	+ 10%	+ 2%		+ 9%	+ 1%		+ 9%

EBITDA[1]	1,101	1,308	+ 18.8%	2,483	2,790	+ 12.4%	4,315
Special items	(106)	(34)		(244)	(162)		(472)
EBITDA before special items	1,207	1,342	+ 11.2%	2,727	2,952	+ 8.3%	4,787

EBITDA margin before special items	18.1%	19.0%		20.9%	20.8%		18.4%

EBIT[2]	707	878	+ 24.2%	1,693	1,955	+ 15.5%	2,633
Special items	(106)	(50)		(244)	(178)		(525)
EBIT before special items	813	928	+ 14.1%	1,937	2,133	+ 10.1%	3,158

EBIT margin before special items	12.2%	13.1%		14.8%	15.0%		12.2%

Non-operating result	(129)	(232)	– 79.8%	(260)	(447)	– 71.9%	(615)

Net income	406	452	+ 11.3%	1,058	1,052	– 0.6%	1,597
Earnings per share (€) [3]	0.56	0.60		1.45	1.41		2.19

Gross cash flow[4]	867	964	+ 11.2%	1,927	2,090	+ 8.5%	3,262

Net cash flow[5]	980	895	– 8.7%	709	959	+ 35.3%	3,278

Capital expenditures (total)	271	340	+ 25.5%	452	759	+ 67.9%	1,389

Research and development expenses	453	448	– 1.1%	846	871	+ 3.0%	1,766

Depreciation and amortization	394	430	+ 9.1%	790	835	+ 5.7%	1,682

Number of employees at end of period[6]				86,500	110,200	+ 27.4%	87,100
Personnel expenses	1,483	1,559	+ 5.1%	2,904	3,113	+ 7.2%	5,539

2005 figures restated

1	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated by dividing underlying ebitda by sales.

2	ebit as shown in the income statement

3	Earnings per share as defined in IAS 33. For details see page 40.

4	Gross cash flow = ebit plus depreciation, amortization and write-downs/write-backs, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the period.

5	Net cash flow = cash flow from operating activities according to IAS 7

6	Number of employees in full-time equivalents (including trainees)

Interim Report as of June 30, 2006
Strong second quarter:
Continuing success for Bayer both strategically and operationally
•	Second-quarter sales up 6 percent to €7.1 billion

•	EBITDA before special items moves ahead 11 percent to €1.3 billion

•	EBIT before special items climbs 14 percent to €928 million

•	HealthCare strategically strengthened by Schering acquisition

•	Diagnostics divestiture sharpens HealthCare profile

•	Restructuring program launched at CropScience
Overview of Sales, Earnings and Financial Position
Bayer is building its future on innovation and growth. In light of these objectives, the successful acquisition of Schering AG strengthens our HealthCare business for the long term. The agreed divestiture of the Diagnostics Division is fully in line with our strategy to sharpen the focus of the HealthCare business and concentrate on human and animal medicines and consumer health products. We have included Schering in the consolidated financial statements with effect from June 23, 2006. The Diagnostics Division is reported under discontinued operations. The previous year’s figures have been restated accordingly.
To ensure comparability between reporting periods, the following table provides a reconciliation of Bayer’s sales and earnings data in the previous corporate structure to those in the new structure. Thus the last column includes the Schering data for the period June 23 through June 30, 2006, while the figures for the Diagnostics Division, which is reported as a discontinued operation, have been eliminated.
Bayer Key Data for the Previous and Current Corporate Structures

							Continuing
	Bayer excl.						operations incl.
	Schering, incl.						Schering, excl.
€ million	Diagnostics		Schering		Diagnostics		Diagnostics
2nd Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Sales	7,053	7,305	—	144	367	377	6,686	7,072
EBITDA*	1,179	1,334	—	20	78	46	1,101	1,308
EBITDA before special items	1,285	1,383	—	30	78	71	1,207	1,342
EBITDA margin before special items	18.2%	18.9%	—	20.8%	21.3%	18.8%	18.1%	19.0%
EBIT*	746	893	—	(6)	39	9	707	878
EBIT before special items	852	958	—	4	39	34	813	928

1st Half	2005	2006	2005	2006	2005	2006	2005	2006

Sales	13,757	14,799	—	144	685	755	13,072	14,188
EBITDA*	2,616	2,886	—	20	133	116	2,483	2,790
EBITDA before special items	2,860	3,063	—	30	133	141	2,727	2,952
EBITDA margin before special items	20.8%	20.7%	—	20.8%	19.4%	18.7%	20.9%	20.8%
EBIT*	1,750	2,001	—	(6)	57	40	1,693	1,955
EBIT before special items	1,994	2,194	—	4	57	65	1,937	2,133

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006

In the previous corporate structure (excluding Schering, including Diagnostics), we achieved ebitda before special items of €1,383 million (+7.6 percent) in the second quarter. The corresponding ebit before special items rose by 12.4 percent in the second quarter, to €958 million (Q 2 2005: €852 million).
The following commentary refers to continuing operations in the new Bayer Group structure.
The positive business trend at Bayer continued in the second quarter of 2006. Sales from continuing operations advanced by 5.8 percent to €7,072 million (Q 2 2005: €6,686 million) due to higher sales of the HealthCare (+12.7 percent) and MaterialScience (+5.4 percent) subgroups. Sales of CropScience were slightly below the prior-year quarter (–1.6 percent). Group sales included €144 million in revenues from the Schering business for the period June 23 through June 30, 2006. Adjusted for currency and portfolio effects, sales of the Bayer Group rose by 3.6 percent.
The pleasing trend in sales enabled us to further improve our operating performance. ebitda before special items rose by 11.2 percent €1,342 million (Q 2 2005:€1,207 million). Underlying ebitda of the Bayer HealthCare subgroup advanced substantially to €470 million
(+ 27.4 percent) thanks to strong performances by both Pharmaceuticals and Consumer Health. This figure contains €30 million from the Schering business in the period from June 23 through June 30, 2006. ebitda of the Bayer CropScience subgroup before special items grew by 11.2 percent, due mainly to pleasing growth in sales in the Environmental Science, BioScience segment. The 3.2 percent rise in underlying ebitda at Bayer MaterialScience was chiefly attributable to the Polyurethanes business.
ebit before special items climbed by 14.1 percent in the second quarter, to €928 million (Q 2 2005: €813 million).
Special items in continuing operations totaled €50 million, including a further €20 million in expenses related to antitrust litigation and €16 million in connection with a write-down on the battery business of H.C. Starck. After special items, ebit for the second quarter of 2006 climbed by 24.2 percent to €878 million (Q2 2005: €707 million), while ebitda advanced by 18.8 percent to €1,308 million.
After a non-operating result of minus €232 million, pre-tax income improved by 11.8 percent to €646 million. The non-operating result included net interest expense of €129 million (Q 2 2005 of : €80 million).

Interim Report as of June 30, 2006

After tax expense of €197 million, income after taxes from continuing operations came at €449 million (Q2 2005: €410 million). Group net income after minority interests amounted to €452 million (Q2 2005: €406 million).
Benefiting from the positive business trend, gross cash flow improved 11.2 percent to €964 million (Q2 2005: €867 million), while net cash flow from continuing operations came in €85 million below the prior-year quarter, at €895 million, due to an, increase in working capital.
Net debt grew from €5.7 billion on March from 31 , 2006 to €19. 9 billion on June 30, 2006, the €14.2 billion increase being mainly due to the Schering acquisition.
Provisions for pensions and other post-employment benefits in continuing operations remained level compared to March 31, 2006, at €6.2 billion. Provisions of €0.4 billion taken over from Schering were offset by a decline of the same magnitude due to a further increase in capital market interest.
The Bayer Group’s operating performance in the first half of 2006 also improved compared to the corresponding period of the previous year. Sales from continuing operations grew by 8.5 percent to €14,188 million. ebitda before special items for the first six months of the year increased by 8.3 percent to €2,952 million, compared to €2,727 million for first half of 2005. ebit before special items advanced by 10.1 percent in the same period, to €2,133 million (H1 2005: €1,937 million). After special items, ebit showed an even bigger improvement, rising by 15.5 percent to €1,955 million.

Interim Report as of June 30, 2006
Outlook
The targets, stated in our interim report as of March 31, 2006, of a slight increase in underlying ebit and ebitda and an underlying ebitda margin of 19 percent for the full year 2006, applied to the corporate structure existing at that time, which included the Diagnostics business to be divested, but not the Schering acquisition. For this structure we can fully confirm the previous guidance.
If the Diagnostics business to be divested is eliminated, we achieved underlying ebit of €3,158 million and underlying ebitda of €4,787 million in 2005. We anticipate improving on these figures in 2006 even without the inclusion of Schering. We expect earnings from the acquired Schering business to increase Group ebitda before special items for the second half of 2006 by about €600 million, before non-cash charges arising from the step-up of Schering inventories for the first-time consolidation. This adjustment ensures comparability with future periods.
We are raising the earnings target for our continuing HealthCare activities (excluding Schering) as a result of the upward business trend. We now expect to grow underlying ebit by about 20 percent (previously more than 10 percent) and increase the underlying ebitda margin to approximately 20 percent.
For the second half of the year, the Bayer CropScience subgroup is anticipating a negative market environment for the global crop protection industry. Against a background of dry weather in Europe, North America and Australia and the continuing difficulties in the Brazilian farming industry,Bayer CropScience now predicts a decline in sales for 2006 as a whole. Due to the difficult market condition, we now assume that we will be unable to match the previous year’s underlying ebitda margin. We have initiated further restructuring measures in this subgroup to enhance its earning power for the long term. Further details are given under “Subsequent Events” on page 30.
We currently view the market environment for our MaterialScience business as positive despite a significant rise in raw material costs. Business so far in 2006 and the outlook for for the second half of the year are ahead of expectations. Against this background, we now plan to achieve underlying ebit and ebitda for the full year on a par with the outstanding 2005 level.
Particularly in light of the long-term optimization of our portfolio, we remain optimistic about the Bayer Group’s future development.

Interim Report as of June 30, 2006
Changes in Corporate Structure
Acquisition of Schering AG
The acquisition of Schering — Bayer’s biggest-ever transaction — is entirely consistent with our strategy of substantially strengthening the HealthCare business as the primary growth engine of the Bayer Group. With a future share of nearly 50 percent of the total portfolio, Bayer HealthCare will be by far our largest subgroup. The acquisition has combined two successful companies into an even more powerful enterprise that is a leading international supplier of specialty pharmaceuticals.
The E.U. Commission and the U.S. antitrust authorities have unconditionally approved the transaction. As of June 23, 2006, we held 88 percent of the outstanding Schering shares. For the period June 23 through June 30, 2006, Schering thus had to be included in the consolidated financial statements.
As of June 30, 2006, our holding in Schering AG based on outstanding shares amounted to just under 90 percent. On July 12, 2006, we announced the successful completion of our public takeover offer for Schering AG. On that date we controlled 92.4 percent of the outstanding voting rights of Schering AG.
The resolution concerning the domination and profit and loss transfer agreement between Schering AG and Dritte BV GmbH, a wholly owned subsidiary of Bayer AG, is scheduled to be resolved on at the Extraordinary Stockholders’ Meeting of Schering AG on September 13, 2006. The agreement contains a cash compensation offer of €89.00 per share with the alternative of an annual guaranteed dividend of €3.62 per share based on Schering’s corporate value.
Divestiture of the Diagnostics Division
We have concluded an agreement with Siemens AG concerning the sale of the Diagnostics Division for €4.2 billion. Subject to the approval of the antitrust authorities, closing of the transaction is expected in the first half of 2007. The Diagnostics Division is therefore reported in the financial statements of the Bayer Group as a discontinued operation. The commentaries in this report relate exclusively to continuing operations, except where specific reference is made to discontinued operations. The 2005 data are restated accordingly.
Planned divestiture of H.C. Starck and Wolff Walsrode
H.C. Starck and Wolff Walsrode are currently still reflected in continuing operations reporting. According to the progress made in the divestiture process, they will subsequently be reported as discontinued operations.

Interim Report as of June 30, 2006
Performance by Subgroup and Segment
Our business activities are grouped in the HealthCare, CropScience und MaterialScience subgroups. We have adjusted our segment reporting for the second quarter to reflect the new corporate structure resulting from the acquisition of Schering and the divestiture of the Diagnostics Division. The Diabetes Care Division is now combined with the former Consumer Care and Animal Health segments in a new segment called Consumer Health, while the acquired Schering business forms part of the Pharmaceuticals segment. These changes are explained in more detail on page 43 in the notes to the financial statements.
€ million

		Proportion of		Proportion of
Sales by Subgroup and Segment	1st Half	Group Sales	1st Half	Group Sales
	2005	%	2006	%

HealthCare	3,820	29	4,460	31
Pharmaceuticals	1,940	15	2,336	16
Consumer Health	1,880	14	2,124	15
CropScience	3,348	26	3,349	24
Crop Protection	2,735	21	2,682	19
Environmental Science, BioScience	613	5	667	5
MaterialScience	5,278	40	5,694	40
Materials	1,968	15	2,094	15
Systems	3,310	25	3,600	25
Reconciliation	626	5	685	5
Bayer Group (continuing operations)	13,072	100	14,188	100

2005 figures restated

Interim Report as of June 30, 2006
Bayer HealthCare
To ensure comparability between reporting periods, the following table provides a reconciliation of Bayer HealthCare’s sales and earnings data in the previous corporate structure to those in the new structure. Thus the last column includes the Schering data for the period June 23 through June 30, 2006, while the figures for the Dignostics Division, which is reported as a discontinued operation, have been eliminated.
In the second quarter of 2006, ebitda before special items for the previous corporate structure amounted € 511 million (+ to 14.3 percent). The corresponding ebit before special items rose by 18.3 percent €401 million.
The following commentary refers to continuing operations in the new structure.
Second-quarter sales of the Bayer HealthCare subgroup rose by 12.7 percent, or €254 million, from the prior-year quarter, to €2,257 million. This figures contains an amount of €144 million from the acquired Schering activities. Currency- and portfolio-adjusted sales were up by 6.7 percent. This growth was driven by the gratifying business trend in all divisions, particularly in North America.
ebitda before special items in the second quarter advanced by €101 million, or 27.4 percent, to €470 million, including €30 million from the acquired Schering business. Both Pharmaceuticals and Consumer Health contributed to this earnings growth. ebit before special items improved accordingly by 23.7 percent to €371 million. After special items, ebit increased by 62.1 percent to €355 million, the previous year’s figure having been diminished by litigation-related expenses.
Bayer HealthCare Key Data for the Previous and Current Corporate Structures

€ million	Bayer HealthCare						Continuing
	excl. Schering,						operations incl.
	incl.						Schering, excl.
	Diagnostics		Schering		Diagnostics		Diagnostics
2nd Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Sales	2,370	2,490	–	144	367	377	2,003	2,257
EBITDA*	366	480	–	20	78	46	288	454
EBITDA before special items	447	511	–	30	78	71	369	470
EBITDA margin before special items	18.9%	20.5%	–	20.8%	21.3%	18.8%	18.4%	20.8%
EBIT*	258	370	–	(6)	39	9	219	355
EBIT before special items	339	401	–	4	39	34	300	371

1st Half	2005	2006	2005	2006	2005	2006	2005	2006

Sales	4,505	5,071	–	144	685	755	3,820	4,460
EBITDA*	668	1,009	–	20	133	116	535	913
EBITDA before specialitems	868	1,046	–	30	133	141	735	935
EBITDA margin before special items	19.3%	20.6%	–	20.8%	19.4%	18.7%	19.2%	21.0%
EBIT*	441	780	–	(6)	57	40	384	734
EBIT before special items	641	817	–	4	57	65	584	756

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006

Bayer HealthCare	2nd Quarter	2nd Quarter	Change	1st Half	1st Half	Change
€ million	2005	2006	%	2005	2006	%

Net sales	2,003	2,257	+ 12.7	3,820	4,460	+ 16.8

EBITDA*	288	454	+ 57.6	535	913	+ 70.7
Special items	(81)	(16)		(200)	(22)
EBITDA before special items	369	470	+ 27.4	735	935	+ 27.2

EBITDA margin before special items	18.4%	20.8%		19.2%	21.0%

EBIT*	219	355	+ 62.1	384	734	+ 91.1
Special items	(81)	(16)		(200)	(22)
EBIT before special items	300	371	+ 23.7	584	756	+ 29.5

Gross cash flow*	217	336	+ 54.8	378	628	+ 66.1
Net cash flow*	186	367	+ 97.3	208	410	+ 97.1

2005 figure restated

* for definition see Bayer Group Key Data on page 2

Best-Selling Bayer HealthCare Products
Ascensia ® product line (Diabetes Care)	191	208	+ 8.9	331	398	+ 20.2
Kogenate ® (Pharmaceuticals)	174	179	+ 2.9	299	383	+ 28.1
Aspirin ® (Consumer Care/Pharmaceuticals)	157	168	+ 7.0	297	332	+ 11.8
Adalat ® (Pharmaceuticals)	167	171	+ 2.4	320	328	+ 2.5
Ciprobay ® /Cipro ® (Pharmaceuticals)	114	127	+ 11.4	272	259	- 4.8
Avalox ® /Avelox ® (Pharmaceuticals)	78	88	+ 12.8	181	218	+ 20.4
Glucobay ® (Pharmaceuticals)	75	76	+ 1.3	146	153	+ 4.8
Levitra ® (Pharmaceuticals)	63	73	+ 15.9	123	151	+ 22.8
Advantage ® /Advantix ® (Animal Health)	77	91	+ 18.2	131	150	+ 14.5
Aleve ® /naproxen (Consumer Care)	45	56	+ 24.4	73	109	+ 49.3
Canesten ® (Consumer Care)	37	40	+ 8.1	70	81	+ 15.7
Baytril ® (Animal Health)	33	35	+ 6.1	73	75	+ 2.7
Trasylol ® (Pharmaceuticals)	56	35	- 37.5	101	75	- 25.7
Bepanthen ® /Bepanthol ® (Consumer Care)	32	34	+ 6.3	60	69	+ 15.0
Supradyn ® (Consumer Care)	35	31	- 11.4	64	66	+ 3.1
Total	1,334	1,412	+ 5.8	2,541	2,847	+ 12.0
Proportion of Bayer HealthCare sales	67%	63%		67%	64%

Interim Report as of June 30, 2006
Pharmaceuticals
Sales of the Pharmaceuticals segment climbed by 20.2 percent in the second quarter, to €1,188 million. This figure contains €144 million in revenues from the acquired Schering activities between June 23 and June 30, 2006. Adjusted for currency and portfolio effects, sales were up by 9.0 percent. Expansion in the Primary Care and Oncology businesses more than offset a decline in sales of the Hematology/Cardiology business unit.
Sales of the Primary Care business unit moved ahead by 10.1 percent to €751 million, due mainly to the pleasing performance of our top products, particularly Avelox® and Levitra®. Sales of the Hematology/Cardiology business unit shrank by 15.4 percent as a result of the termination of our Plasma distribution in Canada and lower sales of Trasylol®. The long-term studies available to us and our experience with Trasylol®, our product for use in open heart surgery, indicate that it is a safe and effective medication when used correctly. The two studies reporting a possible link between the use of Trasylol® and severe renal dysfunction and vasoconstriction (myocardial infarction and stroke) are currently being evaluated by the regulatory authorities. Sales of Kogenate® posted a further slight improvement over the high level of the prior-year quarter.
Sales of the Oncology business unit rose by €33 million to €41 million, thanks mainly to the progressive market introduction of our new cancer drug Nexavar®. In July we received authorization to market Nexavar® in Europe and Canada for the treatment of advanced renal cell carcinoma.
ebitda of the Pharmaceuticals segment before special items improved by €72 million, or 43.6 percent, to €237 million, including €30 million from the acquired Schering business. The positive sales trend enabled us to achieve this substantial increase despite higher marketing costs for the introduction of Nexavar®. Underlying ebit also moved ahead significantly, growing by 34.1 percent, or €44 million, to €173 million. After special items, ebit rose by 45.9 percent to €159 million.
Consumer Health
Sales of the Consumer Health segment increased by 5.3 percent to €1,069 million, or by 4.6 percent when adjusted for currency translation.
In the Consumer Care Division, sales advanced by 2.0 percent due mainly to contributions from our top products.
Business in the Diabetes Care Division grew by 9.8 percent, thanks to sharply higher sales of our Ascensia® Contour® blood glucose measurement system in Europe and North America.
In the Animal Health Division, there was a pleasing €23 million increase in second-quarter sales, to €252 million (+10.0 percent). Here we benefited primarily from strong growth in the Advantage® product family in North America.
ebitda of the Consumer Health segment before special items increased by 14.2 percent in the second quarter, to €233 million (Q2 2005: €204 million). Underlying ebit grew by 15.8 percent to €198 million, while ebit after special items, at €196 million, was up by 78.2 percent year on year. The previous year’s figure was affected by special charges related to litigation and to the integration of the consumer health business acquired from Roche.

Interim Report as of June 30, 2006

Pharmaceuticals	2nd Quarter	2nd Quarter	Change	1st Half	1st Half	Change
€ million	2005	2006	%	2005	2006	%

Net sales	988	1,188	+ 20.2	1,940	2,336	+ 20.4
Primary Care	682	751	+ 10.1	1,400	1,538	+ 9.9
Hematology/Cardiology	298	252	-15.4	529	579	+ 9.5
Oncology	8	41	•	11	75	•
Schering	0	144	•	0	144	•

EBITDA*	145	223	+ 53.8	272	464	+ 70.6
Special items	(20)	(14)		(118)	(19)
EBITDA before special items	165	237	+ 43.6	390	483	+ 23.8

EBITDA margin before special items	16.7%	19.9%		20.1%	20.7%

EBIT*	109	159	+ 45.9	195	361	+ 85.1
Special items	(20)	(14)		(118)	(19)
EBIT before special items	129	173	+ 34.1	313	380	+ 21.4

Gross cash flow*	106	157	+ 48.1	180	319	+ 77.2
Net cash flow*	143	284	+ 98.6	51	273	•

Consumer Health

Net sales	1,015	1,069	+ 5.3	1,880	2,124	+ 13.0
Consumer Care	592	604	+ 2.0	1,115	1,246	+ 11.7
Diabetes Care	194	213	+ 9.8	337	406	+ 20.5
Animal Health	229	252	+ 10.0	428	472	+ 10.3

EBITDA*	143	231	+ 61.5	263	449	+ 70.7
Special items	(61)	(2)		(82)	(3)
EBITDA before special items	204	233	+ 14.2	345	452	+ 31.0

EBITDA margin before special items	20.1%	21.8%		18.4%	21.3%

EBIT*	110	196	+ 78.2	189	373	+ 97.4
Special items	(61)	(2)		(82)	(3)
EBIT before special items	171	198	+ 15.8	271	376	+ 38.7

Gross cash flow*	111	179	+ 61.3	198	309	+ 56.1
Net cash flow*	43	83	+ 93.0	157	137	– 12.7

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006
Bayer CropScience
Second-quarter sales of the Bayer CropScience subgroup declined by 1.6 percent to € 1,578 million, or by 1.9 percent when adjusted for the effects of currency translation and portfolio changes.
ebitda before special items posted a year-on-year improvement of € 37 million, or 11.2 percent, to € 368 million. Underlying ebit climbed by 23.0 percent to € 230 million, while ebit after special items expanded by 42.0 percent.

Bayer CropScience	2nd Quarter	2nd Quarter	Change	1st Half	1st Half	Change
€ million	2005	2006	%	2005	2006	%

Net sales	1,604	1,578	– 1.6	3,348	3,349	0.0

EBITDA*	306	368	+ 20.3	863	919	+ 6.5
Special items	(25)	0		(34)	0
EBITDA before special items	331	368	+ 11.2	897	919	+ 2.5

EBITDA margin before special items	20.6%	23.3%		26.8%	27.4%

EBIT*	162	230	+ 42.0	576	638	+ 10.8
Special items	(25)	0		(34)	0
EBIT before special items	187	230	+ 23.0	610	638	+ 4.6

Gross cash flow*	231	289	+ 25.1	618	676	+ 9.4
Net cash flow*	613	534	– 12.9	234	184	– 21.4

* for definition see Bayer Group Key Data on	page 2

Best-Selling Bayer CropScience
Products*

Confidor ® /Gaucho ® /Admire ® /Merit ® (Insecticides/Seed Treatment/ Environmental Science)	154	147	– 4.5	325	312	– 4.0
Folicur ® /Raxil ® (Fungicides/Seed Treatment)	86	72	– 16.3	183	167	– 8.7
Basta ® /Liberty ® (Herbicides)	79	80	+ 1.3	138	152	+ 10.1
Puma ® (Herbicides)	73	74	+ 1.4	140	142	+ 1.4
Proline ® (Fungicides)	50	55	+ 10.0	86	113	+ 31.4
Betanal ® (Herbicides)	52	57	+ 9.6	104	102	– 1.9
Decis ® /K-Othrine ® (Insecticides/ Environmental Science)	47	56	+ 19.1	85	100	+ 17.6
Flint ® /Stratego ® /Sphere ® (Fungicides)	38	38	0.0	87	87	0.0
Atlantis ® (Herbicides)	16	21	+ 31.3	58	70	+ 20.7
Temik ® (Insecticides)	21	21	0.0	61	65	+ 6.6
Total	616	621	+ 0.8	1,267	1,310	+ 3.4
Proportion of Bayer CropScience	38%	39%		38%	39%

* Figures are based on active ingredient class. For the sake of clarity, only the principal brands and business units are listed.

Interim Report as of June 30, 2006
Crop Protection
The Crop Protection segment achieved second-quarter sales of € 1,269 million, down 3.7 percent from € 1,318 million in the same period of 2005. Currency- and portfolio-adjusted sales fell by 4.0 percent.
While sales of the Herbicides and Seed Treatment units came in at around the prior-year level, business in Insecticides and Fungicides declined.
The lower insecticide sales were mainly due to the divestiture of some of our older active ingredients in 2005 as part of our ongoing efforts to streamline the portfolio. The continuing difficult market conditions in Brazil had a further negative impact. By contrast, business in China showed encouraging growth.
The decline in fungicide sales in the second quarter resulted in part from the early start to the fungicide season in the United States, which had already led to strong demand in the first quarter, and in part from lower rates of fungal infestation in many parts of Europe due to the dry weather.

Crop Protection	2nd Quarter	2nd Quarter	Change	1st Half	1st Half	Change
€ million	2005	2006	%	2005	2006	%

Net sales	1,318	1,269	– 3.7	2,735	2,682	– 1.9
Insecticides	344	317	– 7.8	708	665	– 6.1
Fungicides	369	352	– 4.6	716	730	+ 2.0
Herbicides	524	519	– 1.0	1,079	1,069	– 0.9
Seed Treatment	81	81	0.0	232	218	– 6.0

EBITDA*	235	277	+ 17.9	678	683	+ 0.7
Special items	(21)	0		(30)	0
EBITDA before special items	256	277	+ 8.2	708	683	– 3.5

EBITDA margin before special items	19.4%	21.8%		25.9%	25.5%

EBIT*	110	159	+ 44.5	432	444	+ 2.8
Special items	(21)	0		(30)	0
EBIT before special items	131	159	+ 21.4	462	444	– 3.9

Gross cash flow*	182	227	+ 24.7	489	512	+ 4.7
Net cash flow*	493	434	– 12.0	170	145	– 14.7

* for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006
While sales of our herbicides declined in North America and Australia, also for weather-related reasons, this effect was largely offset by good business with herbicides for cereal crops in northern Europe and for sugar beet in eastern Europe.
Despite difficult market conditions in some cases, business with our best-selling products rose slightly in the second quarter. Sales of recently launched products also developed positively, with the cereal fungicides Proline® and Fandango®, the herbicides Atlantis® and Olympus®, the insecticides Oberon® and Envidor®, and the seed treatment Poncho®posting particularly strong gains.
Despite the decline in sales in the Crop Protection segment as a whole, second quarter ebitda before special items showed year-on-year growth of €21 million, or 8.2 percent, to €277 million. Our costcontainment and efficiency-enhancement programs contributed to this performance. Underlying ebit climbed by 21.4 percent to €159 million, while ebit after special items improved by 44.5 percent.
Environmental Science, BioScience
Second-quarter sales of the Environmental Science, BioScience segment advanced by 8.0 percent, both in euros and when adjusted for currency translation, to €309 million.
Sales in the Environmental Science rose by 4.2 percent year on year, to €225 million. The main growth drivers were our products for professional users, particularly K-Othrine® and K-O Tab® 1-2-3 for vector control. BioScience increased sales by 20.0 percent overall to €84 million, thanks largely to good business with vegetable seeds and our hybrid seed Arize®.
As a result of the growth in business, underlying ebitda of the Environmental Science, BioScience segment climbed by 21.3 percent to €91 million.ebit before special items rose by 26.8 percent, while ebit after special items advanced by €19 million, or 36.5 percent, to €71 million.

Interim Report as of June 30, 2006

Environmental Science, BioScience	2nd Quarter	2nd Quarter	Change	1st Half	1st Half	Change
€ million	2005	2006	%	2005	2006	%

Net sales	286	309	+ 8.0	613	667	+ 8.8
Environmental Science	216	225	+ 4.2	390	418	+ 7.2
BioScience	70	84	+ 20.0	223	249	+ 11.7

EBITDA*	71	91	+ 28.2	185	236	+ 27.6
Special items	(4)	0		(4)	0
EBITDA before special items	75	91	+ 21.3	189	236	+ 24.9

EBITDA margin before special items	26.2%	29.4%		30.8%	35.4%

EBIT*	52	71	+ 36.5	144	194	+ 34.7
Special items	(4)	0		(4)	0
EBIT before special items	56	71	+ 26.8	148	194	+ 31.1

Gross cash flow*	49	62	+ 26.5	129	164	+ 27.1
Net cash flow*	120	100	– 16.7	64	39	– 39.1

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006
Bayer MaterialScience
The positive business trend in the Bayer MaterialScience subgroup continued in the second quarter of 2006, with sales increasing by 5.4 percent to €2,883 million. Adjusted for currency and portfolio effects, sales rose by 4.7 percent. Business growth was mainly volume-driven, with the Polyurethanes and the Coatings, Adhesives, Sealants business units the main contributors.
Underlying ebitda of the Bayer MaterialScience subgroup came in at €489 million, up €15 million, or 3.2 percent, from the prior-year period. Underlying ebit rose by 4.7 percent to €353 million, while reported ebit dropped by 2.4 percent to €319 million after €34 million in special charges.
Materials
Sales of the Materials segment edged up 1.3 percent in the second quarter to €1,059 million, the increase after currency translation being 1.4 percent.
Despite price erosion, sales of our Polycarbonates business unit dipped by only 1.3 percent to €670 million. By contrast, the H.C. Starck business unit boosted sales by 7.9 percent to €247 million due to higher volumes.
Underlying ebitda of the Materials segment fell by €37 million, or 17.2 percent, to €178 million, due above all to price-related reasons. Underlying ebit fell by 27.2 percent to €118 million, while ebit after special items, at €102 million, was diminished by a €16 million write-down on the battery business of H.C. Starck.
Systems
Second-quarter sales of our Systems segment rose by 8.0 percent year on year to €1,824 million. After adjusting for currency and portfolio changes, the increase came to 6.8 percent. This pleasing performance was particularly attributable to the Polyurethanes business unit. The Coatings, Adhesives, Sealants business unit also saw substantially higher sales than in the prior-year quarter due to growth in volumes.
ebitda before special items climbed by €52 million, or 20.1 percent, to €311 million, largely thanks to price increases implemented for TDI and polyether products in the Polyurethanes business unit. ebit before special items also increased sharply, rising by 34.3 percent to €235 million. After special items, ebit improved by 31.5 percent to €217 million despite further special charges in connection with the antitrust proceedings.

Interim Report as of June 30, 2006

Bayer MaterialScience	2nd Quarter	2nd Quarter	Change	1st Half	1st Half	Change
€ million	2005	2006	%	2005	2006	%

Net sales	2,734	2,883	+ 5.4	5,278	5,694	+ 7.9

EBITDA*	464	471	+ 1.5	997	944	– 5.3
Special items	(10)	(18)		(10)	(130)
EBITDA before special items	474	489	+ 3.2	1,007	1,074	+ 6.7

EBITDA margin before special items	17.3%	17.0%		19.1%	18.9%

EBIT*	327	319	– 2.4	733	658	– 10.2
Special items	(10)	(34)		(10)	(146)
EBIT before special items	337	353	+ 4.7	743	804	+ 8.2

Gross cash flow*	328	363	+ 10.7	689	717	+ 4.1
Net cash flow*	269	264	– 1.9	269	563	+ 109.3

Materials

Net sales	1,045	1,059	+ 1.3	1,968	2,094	+ 6.4
Polycarbonates	679	670	– 1.3	1,267	1,326	+ 4.7
Thermoplastic Polyurethanes	49	53	+ 8.2	95	107	+ 12.6
Wolff Walsrode	88	89	+ 1.1	160	167	+ 4.4
H.C. Starck	229	247	+ 7.9	446	494	+ 10.8

EBITDA*	215	178	– 17.2	427	394	– 7.7
Special items	0	0		0	0
EBITDA before special items	215	178	– 17.2	427	394	– 7.7

EBITDA margin before special items	20.6%	16.8%		21.7%	18.8%

EBIT*	162	102	– 37.0	321	262	– 18.4
Special items	0	(16)		0	(16)
EBIT before special items	162	118	– 27.2	321	278	– 13.4

Gross cash flow*	149	141	– 5.4	292	304	+ 4.1
Net cash flow*	80	101	+ 26.3	144	162	+ 12.5

Systems

Net sales	1,689	1,824	+ 8.0	3,310	3,600	+ 8.8
Polyurethanes	1,215	1,301	+ 7.1	2,411	2,570	+ 6.6
Coatings, Adhesives, Sealants	342	380	+ 11.1	662	749	+ 13.1
Inorganic Basic Chemicals	102	100	– 2.0	189	206	+ 9.0
Others	30	43	+ 43.3	48	75	+ 56.3

EBITDA*	249	293	+ 17.7	570	550	– 3.5
Special items	(10)	(18)		(10)	(130)
EBITDA before special items	259	311	+ 20.1	580	680	+ 17.2

EBITDA margin before special items	15.3%	17.1%		17.5%	18.9%

EBIT*	165	217	+ 31.5	412	396	– 3.9
Special items	(10)	(18)		(10)	(130)
EBIT before special items	175	235	+ 34.3	422	526	+ 24.6

Gross cash flow*	179	222	+ 24.0	397	413	+ 4.0
Net cash flow*	189	163	– 13.8	125	401	•

*	for definition see Bayer Group key Data on page 2

Interim Report as of June 30, 2006
Performance by Region
Sales of the Bayer Group worldwide grew by €386 million, or 5.8 percent, to €7,072 million in the second quarter of 2006. Adjusted for exchange rate fluctuations, sales rose by 5.3 percent. A major portion of this growth was achieved in the North America region, where sales advanced by 7.9 percent (+ €140 million). The largest increase here was in our Pharmaceuticals business, with the activities acquired from Schering contributing €42 million in sales. All divisions of our Consumer Health segment also performed well in the major North American markets.
In Europe, which accounts for nearly half of our business, sales grew by 4.0 percent to €3,169 million, with particularly strong gains in the Pharmaceuticals and Systems segments. Sales in Germany rose by 6.0 percent to €1,126 million, but dipped by 0.6 percent year on year when adjusted for portfolio changes. In Asia/Pacific and the Latin America/Africa/Middle East region, sales were up by 4.2 and 10.0 percent, respectively. In these regions too, growth was driven by the Pharmaceuticals and Systems segments. Sales in China advanced by some 22 percent.

Sales by Region and Segment	Europe				North America
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

2nd Quarter
Pharmaceuticals	419	477	+ 13.8	+ 13.7	239	314	+ 31.4	+ 28.6
Consumer Health	418	422	+ 1.0	+ 1.1	333	376	+ 12.9	+ 10.9
Crop Protection	562	565	+ 0.5	+ 0.1	369	337	– 8.7	– 11.5
Environmental Science, BioScience	110	104	– 5.5	– 4.9	114	125	+ 9.6	+ 8.5
Materials	427	440	+ 3.0	+ 3.0	229	236	+ 3.1	+ 2.5
Systems	797	835	+ 4.8	+ 4.4	479	517	+ 7.9	+ 7.2
Continuing operations (incl. reconciliation)	3,047	3,169	+ 4.0	+ 3.9	1,768	1,908	+ 7.9	+ 6.3

Sales by Region and Segment	Asia/Pacific				Latin America/Africa/Middle East
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

2nd Quarter	223	256	+ 14.8	+ 17.6	107	141	+ 31.8	+31.9
Pharmaceuticals	74	80	+ 8.1	+ 8.0	190	191	+ 0.5	+0.1
Consumer Health	193	185	-4.1	-4.2	194	182	-6.2	-6.7
Crop Protection	43	52	+ 20.9	+ 22.1	19	28	+ 47.4	+47.4
Environmental Science, BioScience	308	292	- 5.2	- 4.7	81	91	+ 12.3	+13.1
Materials	235	259	+ 10.2	+ 9.8	178	213	+ 19.7	+17.3
Systems
Continuing operations (incl. reconciliation)	1,090	1,136	+ 4.2	+ 4.9	781	859	+ 10.0	+9.2

	Continuing operations
Sales by Region and Segment
(by Market)	2005	2006	% yoy	adj. % yoy
€ million

2nd Quarter	988	1,188	+ 20.2	+20.5
Pharmaceuticals	1,015	1,069	+ 5.3	+4.6
Consumer Health	1,318	1,269	-3.7	-4.8
Crop Protection	286	309	+ 8.0	+8.0
Environmental Science, BioScience	1,045	1,059	+ 1.3	+1.4
Materials	1,689	1,824	+ 8.0	+7.3
Systems
Continuing operations (incl. reconciliation)	6,686	7,072	+ 5.8	+5.3

Sales by Region and Segment	Europe				North America
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

1st Half
Pharmaceuticals	809	928	+ 14.7	+ 14.5	499	669	+ 34.1	+ 26.4
Consumer Health	797	857	+ 7.5	+ 7.7	596	715	+ 20.0	+ 13.9
Crop Protection	1,201	1,188	– 1.1	– 1.7	709	717	+ 1.1	– 5.5
Environmental Science, BioScience	245	248	+ 1.2	+ 0.9	259	282	+ 8.9	+ 2.9
Materials	839	869	+ 3.6	+ 3.6	433	473	+ 9.2	+ 4.1
Systems	1,572	1,625	+ 3.4	+ 3.3	928	1,066	+ 14.9	+ 9.3
Continuing operations (incl. reconciliation)	6,030	6,342	+ 5.2	+ 5.0	3,433	3,930	+ 14.5	+ 8.3

2005 figures restated
adj. = currency-adjusted

Asia/Pacific	Latin America/Africa/Middle East	Continuing operations

	Asia/Pacific				Latin America/Africa/Middle East
Sales by Region and Segment
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

1st Half
Pharmaceuticals	431	479	+ 11.1	+ 11.2	201	260	+ 29.4	+23.6
Consumer Health	141	164	+ 16.3	+ 12.9	346	388	+ 12.1	+6.2
Crop Protection	398	392	- 1.5	- 3.8	427	385	- 9.8	-16.6
Environmental Science, BioScience	66	81	+ 22.7	+ 22.1	43	56	+ 30.2	+22.6
Materials	544	577	+ 6.1	+ 3.3	152	175	+ 15.1	+12.1
Systems	472	490	+ 3.8	+ 1.1	338	419	+ 24.0	+16.7
Continuing operations (incl. reconciliation)	2,077	2,208	+ 6.3	+ 4.2	1,532	1,708	+ 11.5	+5.4

	Continuing operations
Sales by Region and Segment
(by Market)	2005	2006	% yoy	adj. % yoy
€ million

1st Half
Pharmaceuticals	1,940	2,336	+ 20.4	+ 17.9
Consumer Health	1,880	2,124	+ 13.0	+ 9.8
Crop Protection	2,735	2,682	- 1.9	- 5.3
Environmental Science, BioScience	613	667	+ 8.8	+ 5.5
Materials	1,968	2,094	+ 6.4	+ 4.3
Systems	3,310	3,600	+ 8.8	+ 6.1
Continuing operations (incl. reconciliation)	13,072	14,188	+ 8.5	+ 5.8

Interim Report as of June 30, 2006
Liquidity and Capital Resources
Operating cash flow
Gross cash flow in the second quarter of 2006 increased by 11.2 percent to €964 million (Q2 2005: €867 million) thanks to the strong growth in business. Net cash flow from continuing operations fell by €85 million to €895 million (Q2 2005: €980 million), due especially to lower cash inflows in the CropScience subgroup. The net cash flow includes a €145 million inflow from the newly acquired Schering business. Of this amount, the sale of hedging options related to stock option plans of Schering AG accounted for €121 million.
There will be a corresponding outflow in the third quarter.
Investing cash flow
There was a net cash outflow of €13,836 million for investing activities (Q2 2005: inflow of €247 million). The principal item was €14.1 billion in cash outflows for acquisitions, comprising €15.1 billion in purchase price disbursements for Schering AG through June 30, 2006, less approximately €1 billion in acquired cash.

Interim Report as of June 30, 2006
Capital expenditures for property, plant and equipment (€324 million) and intangible assets (€16 million) rose by €69 million to 340 million (Q2 2005: €271 million). Interest receipts increased as a result of high cash holdings prior to the Schering acquisition. Interest and dividend receipts thus rose from €334 million to €375 million. There was a net cash inflow of €133 million from the sale of marketable securities (Q2 2005: outflow of €94 million).
Financing cash flow
The net cash inflow of €12,320 million from financing activities (Q2 2005: outflow of €1,347 million) mainly comprised net borrowings of €13,473 million in connection with the financing of the Schering acquisition (for details see the table “Financing Measures for the Schering Acquisition” on page 23).
Cash outflows for dividend payments amounted to €692 million (Q2 2005: €429 million), while those for interest payments came to €461 million (Q2 2005: €439 million).

Cash Flow Key Data	2nd Quarter	2nd Quarter	1st Half	1st Half
€ million	2005	2006	2005	2006

Gross cash flow*	867	964	1,927	2,090
Changes in working capital	113	(69)	(1,218)	(1,131)
Net cash provided by (used in) operating activities (net cash flow), continuing operations	980	895	709	959
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	45	107	58	171
Net cash provided by (used in) operating activities (net cash flow), total	1,025	1,002	767	1,130
Net cash provided by (used in) investing activities (total)	247	(13,836)	(700)	(14,028)
Net cash provided by (used in) financing activities (total)	(1,347)	12,320	(1,777)	12,133
Change in cash and cash equivalents due to business activities (total)	(75)	(514)	(1,710)	(765)

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

Net Debt	Dec. 31,	March 31,	June 30,
€ million	2005	2006	2006

Noncurrent financial liabilities as per balance sheets (including derivatives)	7,185	7,419	10,373
of which
Mandatory convertible bond	—	—	2,271
Hybrid bond	1,268	1,250	1,242
Current financial liabilities as per balance sheets (including derivatives)	1,767	1,332	12,053
– Derivative receivables	188	170	212
Financial liabilities from continuing operations	8,764	8,581	22,214
– Liquid assets as per balance sheets less amount not freely available	3,270	2,864	2,269
Net debt from continuing operations	5,494	5,717	19,945

*	In view of the restriction on its use, the €304 million liquidity in the escrow accounts was not deducted when calculating net debt. June 30, 2006: €2,269 million = €2,573 million – €304 million.

Interim Report as of June 30, 2006
Liquid assets and net debt
Including marketable securities and other instruments, the Bayer Group had liquid assets of €2,573 million as of June 30, 2006. Of this amount, €304 million was held in escrow accounts to be used exclusively for payments relating to civil law settlements in antitrust proceedings.
Net debt increased by €14.2 billion in the second quarter of 2006. In connection with the Schering acquisition we spent €15.1 billion, acquiring €1.0 billion in liquid assets and €0.2 billion in financial liabilities from Schering.
The measures adopted to finance the acquisition are shown in the table below. The remainder of the purchase price was paid mainly out of liquidity.
In addition, on July 6, 2006 – after the end of the reporting period – we placed 34 million new shares with German and international institutional investors. Cash inflow from the capital increase amounted to some €1.2 billion. Together with the placing of the €2.3 billion mandatory convertible bond, this successfully completes the equity raising announced in connection with the Schering acquisition. The total €3.5 billion thus raised is significantly below the €4 billion limit originally set.
The net debt should also be viewed in light of the fact that the noncurrent financial liabilities include in their entirety both the 100-year hybrid bond issued in 2005 and the newly issued mandatory convertible bond. In computing debt indicators, rating agencies assign hybrid bonds partly, and mandatory convertible bonds wholly, to stockholders’ equity. These bonds thus support the Group’s rating-specific debt indicators.
In July 2006, Standard & Poor’s altered Bayer AG’s long-term issuer rating from A with stable outlook to BBB+ with positive outlook, citing the debt increase associated with the Schering acquisition. Also in July 2006, Moody’s confirmed the current A3 rating for Bayer AG, changing the outlook from stable to negative.

Financing Measures for the Schering Acquisition in the Second Quarter of 2006
€ billion

Use of a credit facility and syndicated loan	7.6
Placement of a 3-year floating-rate Eurobond	1.6
Placement of a 7-year fixed-rate Eurobond	1.0
Placement of a 12-year fixed-rate sterling bond	0.4
Placement of a mandatory convertible bond	2.3

Total	12.9

Interim Report as of June 30, 2006
Asset and Capital Structure
In connection with the acquisition of Schering AG and the first-time inclusion of its activities in the consolidated financial statements as of June 30, 2006, along with the reporting of the Diagnostics Division as a discontinued operation, major changes resulted in the Bayer Group’s asset and capital structure compared to the previous year. Except where explicitly stated otherwise, the following commentary compares the Bayer Group’s balance sheets as of June 30, 2006 and December 31, 2005. Explanations concerning the first-time consolidation of Schering are provided on page 41f. in the notes to the financial statements.
Total assets increased by €19.5 billion to €56.2 billion, mainly as a result of the Schering acquisition. As of June 30, 2006, the Diagnostics business is recognized under “Assets held for sale and discontinued operations” and the corresponding liability item.
The €16.3 billion growth in noncurrent assets, to €36.4 billion, is mostly related to the Schering acquisition. The major part of the increase results from recognizing the intangible assets of Schering – primarily production-related rights and know-how – at their fair value of €11.4 billion. In addition, goodwill of €5.2 billion was capitalized.
Current assets of continuing operations rose by €1.8 billion to €18.4 billion, largely because of the trade accounts receivable, inventories and liquid assets acquired from Schering.

	Dec. 31,	June 30,	Change
€ million	2005	2006	%

Noncurrent assets	20,130	36,406	+80.9
Current assets	16,592	18,388	+10.8
Assets held for sale and discontinued operations	—	1,396	•
Total current assets	16,592	19,784	+19.2
Assets	36,722	56,190	+53.0

Stockholders’ equity	11,157	12,827	+15.0
Noncurrent liabilities	16,495	23,138	+40.3
Current liabilities	9,070	19,789	+118.2
Liabilities directly related to assets held for sale and discontinued operations	—	436	•
Total current liabilities	9,070	20,225	+123.0
Liabilities	25,565	43,363	+69.6
Stockholders’ equity and liabilities	36,722	56,190	+ 53.0

Interim Report as of June 30, 2006
Stockholders’ equity expanded by €1.7 billion to €12.8 billion. While Group net income amounted to €1.1 billion and other comprehensive income increased by €0.7 billion, stockholders’ equity was diminished by the dividend payment (€0.7 billion) and negative currency effects (€0.5 billion). In addition, minority interest in equity rose by €1.1 billion because of the remaining minority stockholders of Schering AG. Equity coverage of total assets thus came to 22.8 percent as of June 30, 2006 (December 31, 2005: 30.4 percent). In light of the capital increase carried out in July, we expect the equity ratio to be at about the 2005 level once the planned portfolio measures have been implemented.
Liabilities grew by €17.8 billion compared to December 31, 2005, to €43.4 billion. Current and noncurrent financial liabilities rose by €13.5 billion, mainly due to the financing of the Schering acquisition (see Liquidity and Capital Resources, page 21ff.). Even including Schering’s pension provisions of €0.4 billion, pension provisions were down by €0.9 billion, mainly as a result of increases in discount rates.
Employees
Starting with the second quarter of 2006, the number of employees is converted to full-time equivalents, which means part-time employees are included in proportion to their contractual working hours. This reporting change reduces the Bayer Group headcount figure as of March 31, 2006 from 88,500 to 86,900 (–1.8 percent). We believe this presentation improves the comparability of personnel expenses and employee numbers. The previous year’s data have been restated accordingly.
On June 30, 2006 the Bayer Group had 110,200 employees, 23,300 more than on March 31, 2006. This increase is primarily attributable to the first-time inclusion of 23,100 Schering employees. No longer included are the 5,100 employees of the Diagnostics Division, as this business is reported under discontinued operations. Personnel expenses in the second quarter increased by 5.1 percent to €1,559 million.
In the individual regions, too, the Schering employees in particular led to a rise in headcount compared to the previous year. In North America we now employ 18,000 people (+4,000), while we have 16,900 employees in the Asia/Pacific region (+4,300) and 14,000 in Latin America/ Africa/Middle East (+3,000). The Bayer Group has 61,300 employees in Europe (+12,400). In Germany we employ 44,100 people, which is 40.0 percent of the Group total.

Interim Report as of June 30, 2006
Legal Risks
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks.
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of August 18, 2006, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 3,000 (approximately 2,900 of them in the United States, including several class actions). At the same date, Bayer had settled approximately 3,115 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately us$ 1,154 million. In the United States five cases have been tried to date, all of which were found in Bayer’s favor.
After almost five years of litigation we are currently aware of fewer than 30 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
In addition to accounting measures taken in previous years, Bayer recorded charges of €4.7 million to the operating result in the first quarter of 2006 in respect of settlements expected to be concluded and anticipated defense costs. No further charges had to be recorded in the second quarter.
PPA: Regarding ppa approximately 160 lawsuits were pending in u.s. courts against Bayer as of June 30, 2006, of which approximately 100 name Bayer as the only manufacturing defendant. In addition, approximately 250 dismissed claims are currently still on appeal to a United States Court of Appeals. No lawsuits have been filed outside the United States.
Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of us$ 400,000. This case was settled in July 2005 while on appeal.
As of June 30, 2006, Bayer had settled 349 cases resulting in payments of approximately us$ 53.4 million, without acknowledging any liability. In the fiscal year 2005, Bayer recorded expenses in the amount of €62 million for settlements already concluded or expected to be concluded and expected defense costs. No further expenses had to be recorded during the first six months of 2006.

Interim Report as of June 30, 2006
Bayer will defend itself vigorously in all Lipobay/Baycol and ppa cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved.
Since the existing insurance coverage with respect to the Lipobay/Baycol and ppa cases is exhausted (except that insurance coverage for ppa exists for up to 5 percent of future costs), it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Ciprofloxacin: 39 putative class action lawsuits and one individual lawsuit against Bayer involving the medication Cipro® have been pending since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement reached in 1997 to end patent litigation between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin. Plaintiffs also are seeking triple damages under u.s. law. After the settlement with Barr, the patent was the subject of a successful re-examination by the u.s. Patent and Trademark Office and of successful defenses in u.s. federal courts. The patent has since expired.
All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (mdl) proceeding. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the mdl proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.
Rubber, polyester polyols, urethane: Proceedings involving the former rubber- related lines of business
Investigations and proceedings by the respective authorities in the e.u. and Canada for alleged anticompetitive conduct involving certain products in the rubber field are pending. In the United States, Bayer AG has paid fines in two cases on the basis of agreements reached with the u.s. Department of Justice. In December 2005, the e.u. Commission imposed a fine of €58.9 million for antitrust violations in the area of rubber chemicals. The respective amount was paid at the end of March 2006. On July 6, 2006, the u.s. Department of Justice and on July 26, 2006, the e.u. Commission notified Bayer AG that they had closed their respective epdm investigations.

Interim Report as of June 30, 2006
Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, epdm, nbr and polychloroprene rubber (cr). Bayer has reached agreements or agreements in principle to settle a number of the u.s. actions. Some of these agreements or agreements in principle remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
Proceedings involving polyester polyols, urethanes and urethane chemicals
In Canada an investigation is pending against Bayer Corporation for alleged anticompetitive conduct relating to adipic-based polyester polyols. In the United States, Bayer Corporation paid a fine on the basis of an agreement reached with the u.s. Department of Justice in 2004.
A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols. Bayer has reached agreements or agreements in principle to settle a number of the u.s. actions. These agreements or agreements in principle remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits in the United States and Canada involving allegations of price fixing for, inter alia, polyether polyols and certain other precursors for urethane end-use products. In the United States, at the beginning of 2006, Bayer reached an agreement in principle to settle all of the class action cases relating to claims from direct purchasers of polyether polyols, mdi or tdi (and related systems). Bayer has also reached an agreement in principle with a further group of plaintiffs. These settlements, which remain subject to court approval, do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. In February 2006 Bayer was served with a subpoena from the u.s. Department of Justice seeking information relating to the manufacture and sale of these products.

Interim Report as of June 30, 2006
Impact of antitrust proceedings on Bayer
In consideration of the portion allocated to Lanxess, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. In the meantime this provision has been adjusted and stood at €216 million as of June 30, 2006. In addition to payment of the fine imposed by the e.u. Commission in the rubber chemicals proceeding, Bayer recognized a provision of €21 million in respect of the other rubber-related e.u. proceedings noted above, although a reliable estimate as to the actual amount of any additional fines can currently not be made.
These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established for civil proceedings is based on the expected payments under the settlement agreements described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size of the opt-out groups or their impact on the settlement agreements.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.
Arbitration proceeding concerning propylene oxide
Bayer and Lyondell Chemical Co., in a binding arbitration proceeding, asserted claims against each other generally relating to differences in contractual interpretation of their joint venture agreement for the manufacture of propylene oxide. On May 22, 2006, the arbitration panel rendered a final award in which it denied Bayer’s claims and affirmed Lyondell’s counterclaims. The panel awarded Lyondell, among other things, us$ 121 million in contractual fees with respect to the period through June 30, 2005, plus post-judgment interest until paid. Bayer has filed an appeal of the panel’s final award. In contrast Lyondell claims further interest in the amount of us$ 22 million.
As of March 2006 Bayer had established a provision totaling us$ 184 million to cover the amounts awarded, estimated attorneys’ fees and estimated interest.
Bayer separately has notified Lyondell of its claim in connection with Lyondell‘s failure to compensate Bayer for taking certain propylene oxide quantities from Bayer’s share of capacity under the joint venture.

Interim Report as of June 30, 2006
Subsequent Events
On July 6, 2006 we placed 34 million new shares with German and international institutional investors by means of an accelerated bookbuilding. The order book was closed after a few hours due to high demand. This capital increase raised approximately €1.2 billion in financing for the Schering acquisition. The issue price of the new shares was €34.75 per share. The new shares carry full entitlement to the dividend for fiscal 2006. The related 4.7 percent cash increase in the company’s capital stock was approved by the Supervisory Board and implemented on the basis of the authorization granted by the Annual Stockholders’ Meeting on April 28, 2006 (Authorized Capital ii).
On July 12, 2006, we announced the successful completion of our public takeover offer for Schering AG. On that date we controlled 92.4 percent of the outstanding voting rights of Schering AG.
With the acquisition in early July 2006 of the u.s. company Metrika, we expanded our product portfolio for diabetes monitoring and thus strengthened our diabetes business. Metrika produces and markets a cellphone-sized device with which diabetics can monitor their long-term blood glucose levels themselves.
To improve its cost structures, the Bayer CropScience subgroup is initiating a new program of measures, due to be largely completed by 2009 and designed to achieve annual savings of roughly €300 million. In this way Bayer CropScience aims to enhance its competitiveness for the long term and strengthen the foundation for its further development. The principal aim of the new efficiency program is to sustainably shrink the company’s infrastructure and process costs in areas such as manufacturing, supply chain, development and marketing. About half of the planned savings are to be achieved through consolidation of production sites, optimization of procurement activities and a reduction in personnel costs. As part of the program, a number of formulation and production sites worldwide will be either restructured or closed, and a total of approximately 1,500 positions are to be eliminated through the end of 2009. In this connection Bayer CropScience anticipates special cash charges of some €330 million along with write-downs of about €120 million. These amounts will be reflected mainly in the 2007 and 2008 financial statements. We expect the measures to be accretive to ebit after special items starting in 2008.

Interim Report as of June 30, 2006
Bayer Stock
The price of Bayer stock in the second quarter was influenced primarily by the planned acquisition of Schering AG. In what was at times a very weak market environment, Bayer stock closed at €35.94 on June 30, 2006, up 1.8 percent from the closing price on December 31, 2005.
Including the dividend of €0.95 per share paid on May 2, 2006, Bayer stock achieved a performance of 4.5 percent for the first half of 2006. Over the same period the dax rose by 5.1 percent to 5,683.

	2nd Quarter	2nd Quarter	1st Half	1st Half
Bayer Stock Key Data	2005	2006	2005	2006

High for the period (€)	28.62	36.75	28.62	36.75
Low for the period (€)	24.79	30.56	22.03	30.56
Average daily share turnover on German stock exchanges (million)	4.0	7.3	4.5	6.4

				Change
				June 30, 2006/
				Dec. 31, 2005
	June 30, 2005	June 30, 2006	Dec. 31, 2005%
Share price (€)	27.59	35.94	35.29	1.8
Market capitalization (€ million)	20,150	26,248	25,774	1.8
Stockholders’ equity (€ million)	10,526	12,827	11,157	15.0
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0

DAX	4,586	5,683	5,408	5.1

2005 figures restated
xetra closing prices; source: Bloomberg

Interim Report as of June 30, 2006
Bayer Group
Consolidated Statements of Income

	2nd Quarter	2nd Quarter	1st Half	1st Half
€ million	2005	2006	2005	2006

Net sales	6,686	7,072	13,072	14,188
Cost of goods sold	(3,642)	(3,838)	(7,050)	(7,531)
Gross profit	3,044	3,234	6,022	6,657

Selling expenses	(1,375)	(1,466)	(2,545)	(2,855)
Research and development expenses	(453)	(448)	(846)	(871)
General administration expenses	(359)	(391)	(661)	(753)
Other operating income	405	166	789	375
Other operating expenses	(555)	(217)	(1,066)	(598)
EBIT	707	878	1,693	1,955

Equity-method income (loss)	6	(3)	4	(11)
Non-operating income	176	156	286	304
Non-operating expenses	(311)	(385)	(550)	(740)
Non-operating result	(129)	(232)	(260)	(447)

Income before income taxes	578	646	1,433	1,508

Income taxes	(168)	(197)	(442)	(483)

Income from continuing operations after taxes	410	449	991	1,025

Income from discontinued operations after taxes	2	6	66	27

Income after taxes	412	455	1,057	1,052
of which attributable to minority interest	6	3	(1)	0
of which attributable to Bayer AG stockholders (net income)	406	452	1,058	1,052

Earnings per share (€)
From continuing operations
Basic*	0.55	0.59	1.36	1.38
Diluted*	0.55	0.59	1.36	1.38
From continuing and discontinued operations
Basic*	0.56	0.60	1.45	1.41
Diluted*	0.56	0.60	1.45	1.41

2005 figures restated

*	The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares.

Interim Report as of June 30, 2006
Bayer Group
Consolidated Balance Sheets

€ million	June 30, 2005	June 30, 2006	Dec. 31, 2005

Noncurrent assets
Goodwill and other intangible assets	7,758	23,675	7,688
Property, plant and equipment	8,040	9,208	8,321
Investments in associates	790	760	795
Other financial assets	1,191	1,528	1,429
Other receivables	106	253	199
Deferred taxes	2,027	982	1,698
	19,912	36,406	20,130
Current assets
Inventories	5,602	7,044	5,504
Trade accounts receivable	5,866	6,638	5,204
Other financial assets	442	363	214
Other receivables	1,389	1,222	1,421
Claims for tax refunds	780	548	726
Liquid assets
Marketable securities and other instruments	119	82	233
Cash and cash equivalents	1,698	2,491	3,290
	15,896	18,388	16,592

Assets held for sale and discontinued operations	—	1,396	—
Total current assets	15,896	19,784	16,592
Assets	35,808	56,190	36,722

Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Other reserves	5,636	6,865	6,265
	10,448	11,677	11,077

Equity attributable to minority interest	78	1,150	80
Stockholders’ equity	10,526	12,827	11,157

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	7,324	6,237	7,174
Other provisions	1,481	1,771	1,340
Financial liabilities	6,996	10,373	7,185
Miscellaneous liabilities	197	517	516
Deferred taxes	571	4,240	280
	16,569	23,138	16,495

Current liabilities
Other provisions	2,674	3,803	3,009
Financial liabilities	2,019	12,053	1,767
Trade accounts payable	1,675	1,995	1,974
Tax liabilities	337	395	304
Miscellaneous liabilities	2,008	1,543	2,016
	8,713	19,789	9,070

Liabilities directly related to assets held for sale and discontinued operations	—	436	—
Total current liabilities	8,713	20,225	9,070
Liabilities	25,282	43,363	25,565
Stockholders’ equity and liabilities	35,808	56,190	36,722

2005 figures restated

Interim Report as of June 30, 2006
Bayer Group
Consolidated Statements of Cash Flows

	2nd Quarter	2nd Quarter	1st Half	1st Half
€ million	2005	2006	2005	2006

EBIT*	707	878	1,693	1,955
Income taxes	(187)	(286)	(401)	(510)
Depreciation and amortization	394	430	790	835
Change in pension provisions	(25)	(51)	(135)	(182)
(Gains) losses on retirements of noncurrent assets	(22)	(7)	(20)	(8)
Gross cash flow	867	964	1,927	2,090
Decrease (increase) in inventories	(113)	11	(331)	(132)
Decrease (increase) in trade accounts receivable	414	11	(536)	(873)
Increase (decrease) in trade accounts payable	(89)	(42)	(345)	(270)
Changes in other working capital, other non-cash items	(99)	(49)	(6)	144
Net cash provided by (used in) operating activities (net cash flow), continuing operations	980	895	709	959
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	45	107	58	171
Net cash flow provided by (used in) operating activities (net cash flow), total	1,025	1,002	767	1,130
Cash outflows for additions to property, plant, equipment and intangible assets	(271)	(340)	(452)	(759)
Cash inflows from sales of property, plant, equipment and other assets	16	63	272	83
Cash inflows from sales of investments	267	43	1,267	69
Cash outflows for acquisitions less acquired cash	(5)	(14,110)	(2,058)	(14,130)
Interest and dividends received	334	375	362	482
Cash inflows from marketable securities	(94)	133	(91)	227
Net cash provided by (used in) investing activities (total)	247	(13,836)	(700)	(14,028)
Capital contributions	0	0	0	0
Bayer AG dividend and dividend payments to minority stockholders/ reimbursements of advance capital gains tax payments	(429)	(692)	(462)	(527)
Issuances of debt	177	13,493	441	13,762
Retirements of debt	(656)	(20)	(1,210)	(413)
Interest paid	(439)	(461)	(546)	(689)
Net cash provided by (used in) financing activities (total)	(1,347)	12,320	(1,777)	12,133
Change in cash and cash equivalents due to business activities (total)	(75)	(514)	(1,710)	(765)
Cash and cash equivalents at beginning of period	1,749	3,026	3,570	3,290
Change in cash and cash equivalents due to changes in scope of consolidation	0	0	(196)	(2)
Changes in cash and cash equivalents due to exchange rate movements	24	(21)	34	(32)
Cash and cash equivalents at end of period	1,698	2,491	1,698	2,491
Marketable securities and other instruments	119	82	119	82
Liquid assets as per balance sheets	1,817	2,573	1,817	2,573

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006
Bayer Group Consolidated Statements of Recognized Income and Expense

	2nd Quarter	2nd Quarter	1st Half	1st Half
€ million	2005	2006	2005	2006

Changes in fair values of hedging instruments and available-for-sale securities, recognized in stockholders’ equity	(33)	(20)	(8)	(11)
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	(1,183)	381	(1,183)	1,178
Exchange differences on translation of operations outside the euro zone	274	(324)	679	(466)
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	476	(150)	466	(462)
Valuation adjustments recognized directly in stockholders’ equity	(466)	(113)	(46)	239
Income after taxes	412	455	1,057	1,052
Total income and expense recognized in the financial statements	(54)	342	1,011	1,291
of which attributable to minority interest	11	5	7	(3)
of which attributable to Bayer AG stockholders	(65)	337	1,004	1,294

Interim Report as of June 30, 2006/Notes
Key Data by Segment

€ million	HealthCare
	Pharmaceuticals		Consumer Health
2nd Quarter	2005	2006	2005	2006

Net sales (external)	988	1,188	1,015	1,069
— Change	+ 5.2%	+ 20.2%	+ 39.8%	+ 5.3%
— Change in local currencies	+ 5.9%	+ 20.5%	+ 40.8%	+ 4.6%
Intersegment sales	14	12	7	1
EBITDA**	145	223	143	231
Special items	(20)	(14)	(61)	(2)
EBITDA before special items	165	237	204	233
EBITDA margin before special items	16.7%	19.9%	20.1%	21.8%
EBIT*	109	159	110	196
Special items	(20)	(14)	(61)	(2)
EBIT before special items	129	173	171	198
EBIT margin before special items	13.1%	14.6%	16.8%	18.5%
Gross cash flow*	106	157	111	179
Net cash flow*	143	284	43	83
Depreciation, amortization and write-downs/write-backs	36	64	33	35

1st Half	2005	2006	2005	2006

Net sales (external)	1,940	2,336	1,880	2,124
— Change	- 4.1%	+ 20.4%	+ 37.1%	+ 13.0%
— Change in local currencies	- 3.2%	+ 17.9%	+ 38.5%	+ 9.8%
Intersegment sales	19	25	12	3
EBITDA**	272	464	263	449
Special items	(118)	(19)	(82)	(3)
EBITDA before special items	390	483	345	452
EBITDA margin before special items	20.1%	20.7%	18.4%	21.3%
EBIT*	195	361	189	373
Special items	(118)	(19)	(82)	(3)
EBIT before special items	313	380	271	376
EBIT margin before special items	16.1%	16.3%	14.4%	17.7%
Gross cash flow*	180	319	198	309
Net cash flow*	51	273	157	137
Depreciation, amortization and write-downs/write-backs	77	103	74	76

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

**	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated by dividing underlying ebitda by sales.

Interim Report as of June 30, 2006/Notes

	CropScience				MaterialScience
			Environmental								Continuing
	Crop Protection		Science, BioScience		Materials		Systems		Reconciliation		Operations
2nd Quarter	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external)	1,318	1,269	286	309	1,045	1,059	1,689	1,824	345	354	6,686	7,072
— Change	- 2.5%	- 3.7%	- 1.4%	+ 8.0%	+ 30.6%	+ 1.3%	+ 30.8%	+ 8.0%			+ 20.5%	+ 5.8%
— Change in local currencies	- 3.0%	- 4.8%	+ 0.6%	+ 8.0%	+ 32.9%	+ 1.4%	+ 32.4%	+ 7.3%			+ 21.5%	+ 5.3%
Intersegment sales	15	17	3	1	4	7	37	43	(73)	(80)
EBITDA**	235	277	71	91	215	178	249	293	43	15	1,101	1,308
Special items	(21)	0	(4)	0	0	0	(10)	(18)	10	0	(106)	(34)
EBITDA before special items	256	277	75	91	215	178	259	311	33	15	1,207	1,342
EBITDA margin before special items	19.4%	21.8%	26.2%	29.4%	20.6%	16.8%	15.3%	17.1%			18.1%	19.0%
EBIT*	110	159	52	71	162	102	165	217	(1)	(26)	707	878
Special items	(21)	0	(4)	0	0	(16)	(10)	(18)	10	0	(106)	(50)
EBIT before special items	131	159	56	71	162	118	175	235	(11)	(26)	813	928
EBIT margin before special items	9.9%	12.5%	19.6%	23.0%	15.5%	11.1%	10.4%	12.9%			12.2%	13.1%
Gross cash flow*	182	227	49	62	149	141	179	222	91	(24)	867	964
Net cash flow*	493	434	120	100	80	101	189	163	(88)	(270)	980	895
Depreciation, amortization and write-downs/write-backs	125	118	19	20	53	76	84	76	44	41	394	430

1st Half	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external)	2,735	2,682	613	667	1,968	2,094	3,310	3,600	626	685	13,072	14,188
— Change	- 1.2%	- 1.9%	+ 1.2%	+ 8.8%	+ 31.2%	+ 6.4%	+ 34.1%	+ 8.8%			+ 18.4%	+ 8.5%
— Change in local currencies	- 1.3%	- 5.3%	+ 2.5%	+ 5.5%	+ 33.7%	+ 4.3%	+ 36.0%	+ 6.1%			+ 19.6%	+ 5.8%
Intersegment sales	28	35	8	3	7	13	74	82	(148)	(161)
EBITDA**	678	683	185	236	427	394	570	550	88	14	2,483	2,790
Special items	(30)	0	(4)	0	0	0	(10)	(130)	0	(10)	(244)	(162)
EBITDA before special items	708	683	189	236	427	394	580	680	88	24	2,727	2,952
EBITDA margin before special items	25.9%	25.5%	30.8%	35.4%	21.7%	18.8%	17.5%	18.9%			20.9%	20.8%
EBIT*	432	444	144	194	321	262	412	396	0	(75)	1,693	1,955
Special items	(30)	0	(4)	0	0	(16)	(10)	(130)	0	(10)	(244)	(178)
EBIT before special items	462	444	148	194	321	278	422	526	0	(65)	1,937	2,133
EBIT margin before special items	16.9%	16.6%	24.1%	29.1%	16.3%	13.3%	12.7%	14.6%			14.8%	15.0%
Gross cash flow*	489	512	129	164	292	304	397	413	242	69	1,927	2,090
Net cash flow*	170	145	64	39	144	162	125	401	(2)	(198)	709	959
Depreciation, amortization and write-downs/write-backs	246	239	41	42	106	132	158	154	88	89	790	835

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

**	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated by dividing underlying ebitda by sales.

Interim Report as of June 30, 2006/Notes
Key Data by Region
€ million

	Europe		North America
2nd Quarter	2005	2006	2005	2006

Net sales (external) – by market	3,047	3,169	1,768	1,908
– Change	+ 32.7%	+ 4.0%	+ 5.0%	+ 7.9%
– Change in local currencies	+ 32.5%	+ 3.9%	+ 8.4%	+ 6.3%
Net sales (external) – by point of origin	3,277	3,438	1,781	1,921
– Change	+ 32.1%	+ 4.9%	+ 3.5%	+ 7.9%
– Change in local currencies	+ 31.9%	+ 4.8%	+ 6.9%	+ 6.3%
Interregional sales	897	976	587	452
EBIT*	455	529	106	238
Gross cash flow*	504	589	224	253

1st Half	2005	2006	2005	2006

Net sales (external) – by market	6,030	6,342	3,433	3,930
– Change	+ 28.6%	+ 5.2%	+ 4.7%	+ 14.5%
– Change in local currencies	+ 28.3%	+ 5.0%	+ 8.2%	+ 8.3%
Net sales (external) – by point of origin	6,469	6,838	3,460	3,964
– Change	+ 27.3%	+ 5.7%	+ 4.6%	+ 14.6%
– Change in local currencies	+ 27.1%	+ 5.6%	+ 8.3%	+ 8.3%
Interregional sales	1,938	2,095	971	952
EBIT*	999	1,212	367	506
Gross cash flow*	1,137	1,304	470	520

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2006/Notes
€ million

	Asia/		Latin America/				Continuing
	Pacific		Africa/Middle East		Reconciliation		Operations
2nd Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external) – by market	1,090	1,136	781	859			6,686	7,072
– Change	+ 17.7%	+ 4.2%	+ 21.8%	+ 10.0%			+ 20.5%	+ 5.8%
– Change in local currencies	+ 19.8%	+ 4.9%	+ 19.5%	+ 9.2%			+ 21.5%	+ 5.3%
Net sales (external) – by point of origin	1,048	1,082	580	631			6,686	7,072
– Change	+ 21.2%	+ 3.2%	+ 20.6%	+ 8.8%			+ 20.5%	+ 5.8%
– Change in local currencies	+ 23.4%	+ 3.9%	+ 17.2%	+ 7.5%			+ 21.5%	+ 5.3%
Interregional sales	42	53	40	40	(1,566)	(1,521)
EBIT*	138	91	55	61	(47)	(41)	707	878
Gross cash flow*	140	103	37	55	(38)	(36)	867	964

1st Half	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external) – by market	2,077	2,208	1,532	1,708			13,072	14,188
– Change	+ 17.2%	+ 6.3%	+ 18.3%	+ 11.5%			+ 18.4%	+ 8.5%
– Change in local currencies	+ 19.5%	+ 4.2%	+ 17.6%	+ 5.4%			+ 19.6%	+ 5.8%
Net sales (external) – by point of origin	1,992	2,104	1,151	1,282			13,072	14,188
– Change	+ 20.4%	+ 5.6%	+ 15.8%	+ 11.4%			+ 18.4%	+ 8.5%
– Change in local currencies	+ 22.8%	+ 3.4%	+ 14.7%	+ 3.5%			+ 19.6%	+ 5.8%
Interregional sales	96	119	77	82	(3,082)	(3,248)
EBIT*	279	216	133	105	(85)	(84)	1,693	1,955
Gross cash flow*	276	234	97	93	(53)	(61)	1,927	2,090

Interim Report as of June 30, 2006/Notes
Notes to the Interim Report as of June 30, 2006
Accounting policies
The unaudited, consolidated interim financial statements as of June 30, 2006, have been prepared according to the rules of IAS 34. The statements comply with the International Financial Reporting Standards (IFRS) approved and published by the International Accounting Standards Board (IASB) and in effect at the closing date, and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
Reference should be made as appropriate to the notes to the 2005 financial statements, particularly with regard to recognition and valuation principles.
Information on earnings per share
The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares. Diluted earnings per share are therefore equal to basic earnings per share.

Calculation of Earnings per Share
	2nd Quarter	2nd Quarter	1st Half	1st Half
	2005	2006	2005	2006

From continuing operations
Income from continuing operations after taxes (€ million)*	404	446	992	1,025
+financing expenses for the mandatory convertible bond, net of tax effects (€ million)	—	23	—	23
Adjusted income from continuing operations after taxes (€ million)	404	469	992	1,048

Number of ordinary shares issued (million)	730.34	730.34	730.34	730.34
Potential shares to be issued upon conversion of the mandatory convertible bond (million)	—	63.25	—	31.80
Adjusted weighted average number of outstanding ordinary shares (million)	730.34	793.59	730.34	762.14

Basic earnings per share from continuing operations (€)	0.55	0.59	1.36	1.38
Diluted earnings per share from continuing operations (€)	0.55	0.59	1.36	1.38

From continuing and discontinued operations
Net income (€ million)	406	452	1,058	1,052
+financing expenses for the mandatory convertible bond, net of tax effects (€ million)	—	23	—	23
Adjusted net income (€ million)	406	475	1,058	1,075

Number of ordinary shares issued (million)	730.34	730.34	730.34	730.34
Potential shares to be issued upon conversion of the mandatory convertible bond (million)	—	63.25	—	31.80

Adjusted weighted average number of outstanding ordinary shares (million)	730.34	793.59	730.34	762.14

Basic earnings per share from continuing and discontinued operations (€)	0.56	0.60	1.45	1.41
Diluted earnings per share from continuing and discontinued operations (€)	0.56	0.60	1.45	1.41

2005 figures restated

*	excluding minority interest

Interim Report as of June 30, 2006/Notes
Changes in the Bayer Group
Scope of consolidation
As of June 30, 2006, the Bayer Group comprised 434 fully or proportionately consolidated companies, compared with 283 companies as of December 31, 2005. This increase of 151 is largely due to the first-time inclusion of the Schering group companies.
Acquisition and first-time consolidation of Schering
With effect from June 23, 2006, Bayer acquired a majority of the shares of Schering AG, which is fully consolidated in the Bayer Group financial statements as of that date. As of June 30, 2006, Bayer held 89.7 percent of the outstanding shares of Schering AG. In addition to the purchase price of €15,073 million for these shares, ancillary acquisition costs of €55 million were incurred up to the closing date for the interim financial statements. The acquisition was paid for in cash.
The assets, liabilities and contingent liabilities acquired from Schering were reflected in the balance sheet at the following fair values:

Schering Acquisition
€ million	Net carrying	Adjustment	Net carrying
	amount prior to the	for the first-time	amount after the
	acquisition	consolidation*	acquisition

Goodwill	364	4,845	5,209
Other intangible assets	297	11,125	11,422
Property, plant and equipment	1,124	412	1,536
Inventories	836	1,013	1,849
Financial liabilities	(241)	—	(241)
Liquid assets	1,025	—	1,025
Other assets and liabilities	(301)	(100)	(401)
Deferred taxes	295	(4,432)	(4,137)
Net assets	3,399	12,863	16,262
Minority interests			(1,134)
Acquisition price			15,128
of which ancillary acquisition costs			55

*	The adjustment for the first-time consolidation reflects the differences between the previous net carrying amounts in the balance sheet of Schering and the respective fair values in the acquirer’s balance sheet at the date of acquisition.
The average expected useful life of the acquired intangible assets is approximately 13 years.
The purchase price allocation has not yet been completed, therefore changes may yet be made in the allocation of the purchase price to the individual assets.
The goodwill remaining after the purchase price allocation is attributable to a number of factors. Apart from general synergies in administration processes and infrastructures, such factors also include significant cost savings in the areas of marketing, sales, procurement and production that cannot be fully realized until a domination agreement with Schering AG comes into effect. In addition, the acquisition strengthens the Bayer Group’s global market position in the pharmaceuticals business. Details of the legal form of the merger are still in the planning stage.

Interim Report as of June 30, 2006/Notes
The income, expenses and cash flows for the Schering business, including pro-rata effects from the purchase price allocation, were recognized as follows from the date of the first-time consolidation (June 23, 2006):

Schering Key Data
€ million	June 23 – June 30, 2006

Sales	144
EBITDA*	20
EBITDA before special items	30
EBIT*	(6)
EBIT before special items	4
Income after taxes	(3)
Gross cash flow*	25
Net cash flow*	145
Net investing cash flow	(1)
Net financing cash flow	(4)

*	for definition see Bayer Group Key Data on page 2
Discontinued operations
Bayer has entered into an agreement with Siemens AG concerning the divestiture of the Diagnostics Division. The Diagnostics business is thus reported as a discontinued operation. The prior-year data in the income and cash flow statements have beem restated accordingly.
In the prior year, the spin-off of Lanxess from Bayer AG was entered into the commercial register on January 28, 2005 and thus became legally effective. The Plasma business of the Bayer HealthCare subgroup in the United States was divested in March 2005. Both these businesses are reported for 2005 as discontinued operations.
This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining business of Bayer as separate entities. The presentation is thus in line with the principles for reporting discontinued operations.

Discontinued Operations

€million	Diagnostics		Lanxess		Plasma		Total
2nd Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Net sales	367	377	0	0	4	0	371	377
EBIT*	39	9	0	0	(36)	0	3	9
Income after taxes	25	6	0	0	(23)	0	2	6
Gross cash flow*	41	50	0	0	6	0	47	50
Net cash flow*	35	107	0	0	10	0	45	107
Net investing cash flow	(28)	(17)	0	0	0	0	(28)	(17)
Net financing cash flow	(7)	(90)	0	0	(10)	0	(17)	(90)

1st Half	2005	2006	2005**	2006	2005	2006	2005	2006

Net sales	685	755	503	0	124	0	1,312	755
EBIT*	57	40	62	0	(14)	0	105	40
Income after taxes	37	27	38	0	(9)	0	66	27
Gross cash flow*	82	114	51	0	4	0	137	114
Net cash flow*	80	171	(80)	0	58	0	58	171
Net investing cash flow	(48)	(46)	(19)	0	226	0	159	(46)
Net financing cash flow	(32)	(125)	99	0	(284)	0	(217)	(125)

*	for definition see Bayer Group Key Data on page 2

**	figures for January only

Interim Report as of June 30, 2006/Notes
Segment reporting
We have adapted our segment reporting to the changes in our corporate structure. The acquired Schering business is now included in the Pharmaceuticals segment together with that of our existing Pharmaceuticals Division.
The businesses of the Diabetes Care and Diagnostics divisions were previously combined for reporting purposes, while the Consumer Care and Animal Health divisions were reported as separate segments. Due to the agreed divestiture of the Bayer HealthCare subgroup’s Diagnostics Division, the segment reporting has been adjusted. As a discontinued operation, the Diagnostics Division is no longer part of the segment reporting. The remaining Diabetes Care Division is combined with the Consumer Care and Animal Health divisions to form the new Consumer Health segment in light of the similarities in their long-term financial performance and their focus on products that can be promoted directly to consumers. The previous year’s figures are restated accordingly.
Resolutions of the Annual Stockholders’
Meeting
The Annual Stockholders’ Meeting on April 28, 2006 ratified the actions of the members of the Supervisory Board and Board of Management.
Existing authorized capital was revoked and new authorized capital created, and the Articles of Incorporation were amended accordingly. The Board of Management also received authorization to purchase and sell shares of the company.
The stockholders approved the Domination and Profit Transfer Agreement between Bayer AG and Bayfin GmbH. In addition, the Articles of Incorporation were amended in accordance with the proposal regarding the rights of the chairman of the Annual Stockholders’ Meeting.
PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, was appointed as auditor for the 2006 fiscal year.
The €694 million balance sheet profit of Bayer AG for fiscal 2005 was used to pay a dividend of €0.95 per share for that year. The dividend paid for 2004 was €0.55 per share.
Changes on the Board of Management and Supervisory Board
Following the Annual Stockholders’ Meeting, Dr. Udo Oels retired from the Board of Management of Bayer AG. He is succeeded by Dr. Wolfgang Plischke, who was appointed to the Board with effect from March 1, 2006.
At its meeting on June 29, the Supervisory Board extended Werner Wenning’s contract as Management Board Chairman until 2010. Wenning’s contract would have expired in 2007. The contracts of Chief Financial Officer Klaus Kühn and Labor Director Dr. Richard Pott, which also would have expired in 2007, were each extended by five years until 2012.
At the end of the Annual Stockholders’ Meeting, Peter Hausmann succeeded Siegfried Wendlandt as a member of the Supervisory Board.
Leverkusen, August 22, 2006
Bayer Aktiengesellschaft
The Board of Management

Forward-Looking Statements
This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.
These factors include, among other things:
•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter .
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Financial Calendar
Q3 2006 Interim Report
Monday, November 27, 2006
2006 Annual Report
Thursday, March 15, 2007
Annual Stockholders’ Meeting 2007
Friday, April 27, 2007
Payment of Dividend
Monday, April 30, 2007
MASTHEAD
Publisher
Bayer AG
51368 Leverkusen, Germany
Editor
Ute Bode, Phone ++49 214 30 58992
Email: ute.bode.ub@bayer-ag.de
English Edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, Phone ++49 214 30 33022
Email: peter.dahlhoff@bayer-ag.de
Date of Publication
Tuesday, August 29, 2006
Bayer on the Internet
WWW.BAYER.COM
Science For A Better Life

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT (Registrant)
By:	/s/ DR. ROLAND HARTWIG
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ DR. ALEXANDER ROSAR
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

Date: August 29, 2006